THE LAZARD FUNDS, INC.
LAZARD RETIREMENT SERIES, INC.
LAZARD GLOBAL TOTAL RETURN AND INCOME FUND, INC.
30 Rockefeller Plaza
New York, New York  10112
August 12, 2016
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549
 Attention:  Anthony Burak
Re:  Review of Fund Filings on Forms N-CSR, N-SAR, N-PX, N-1A and 40-17G
Ladies and Gentlemen:
This letter is written in response to comments regarding the above-referenced filings made by The Lazard Funds, Inc. ("LFI"), Lazard Retirement Series, Inc. ("LRS") and/or Lazard Global Total Return and Income Fund, Inc. ("LGI" and, collectively with LFI and LRS, the "Funds") discussed via telephone with Mr. Anthony Burak of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") on July 20, 2016.
For the convenience of the Staff, and for completeness purposes, the Staff's comments have been restated below in their entirety, and the response is set out immediately following each comment.
Series and Class Information
1.	Staff Comment. With respect to Lazard Retirement US Small Cap Equity Growth Portfolio, please explain why the portfolio has two sets of series/class identifiers. Based on our review of EDGAR information, one set of series/class identifiers is listed as "inactive" while the other set is listed as "active." However, the portfolio does not appear to be actively offered. Please update the status of this portfolio and its share classes, as appropriate.
Response.  The registration of Series S000010299, Lazard Retirement U.S. Small Cap Equity Growth Portfolio, which is marked as inactive, became effective on February 28, 2006, but the portfolio was never actively offered.  On December 24, 2014, the registration of series S000046421, Lazard US Retirement Small Cap Equity Growth Portfolio, became effective.  The second iteration of the portfolio had a different investment strategy and portfolio management team than the first, but similarly was never actively offered and will not be in the future.  We will update series S000046421 to reflect its inactive status.
Form N-CSR—Schedule of Investments; Notes to Financial Statements
2.	Staff Comment. The Staff notes that each of the Funds (or their respective portfolios) are invested, from time to time, in money market funds that operate pursuant to Rule 2a-7 under the Investment Company Act of 1940, as amended (the "1940 Act") ("money market funds"). The Staff requests that, commencing with the next periodic filing (e.g., Form N-Q or N-CSR), each Fund (or its respective portfolios) disclose the share class and current yield of the money market fund(s) in which it invests in the Fund's Schedule of Investments.
Response.  The requested information will be included commencing with the Funds' semi-annual reports to shareholders for the period ended June 30, 2016.
3.	Staff Comment. The Staff notes that the portfolios of LFI and LRS have fee waiver and/or expense reimbursement arrangements in place. Are those arrangements subject to recoupment by the Funds' investment adviser? If so, please disclose the terms of the recoupment policy in the Funds' financial statements. If not, please consider affirmatively disclosing that the arrangements are not subject to recoupment.
Response.  The expense limitation arrangements are not subject to recoupment by the Funds' investment adviser.  Disclosure stating that the arrangements are not subject to recoupment will be added to the Funds' financial statements commencing with the Funds' semi-annual reports to shareholders for the period ended June 30, 2016.
4.	Staff Comment. With respect to Lazard Capital Allocator Opportunistic Strategies Portfolio, the Staff notes that, as of December 31, 2015, the portfolio held two total return swaps where the reference instrument was a customized basket of either domestic or European securities. When funds have entered into derivative transactions where the reference instrument is a customized basket or similar instrument, the Staff requests that the fund provide additional information about the constituent securities comprising the basket. Please add a footnote to the Schedule of Investments or disclosure in the Fund's financial statements going forward to address these swaps and any similar derivative instruments.
Response.  The requested disclosure will be added to the Funds' financial statements commencing with the Funds' semi-annual reports to shareholders for the period ended June 30, 2016.
5.	Staff Comment. Beginning with reports for the next fiscal period-end, please disclose whether any of the Funds (or their portfolios) have engaged in cross-trades in accordance with Rule 17a-7 under the 1940 Act. The Staff believes that the Funds should disclose these transactions as they are "related-party transactions" for financial reporting purposes.
Response.  Although the Funds have not historically engaged in cross-trades pursuant to Rule 17a-7 to any significant extent, the requested disclosure, as applicable, will be added to the Funds' financial statements commencing with the Funds' semi-annual reports to shareholders for the period ended June 30, 2016.
6.	Staff Comment. With respect to Lazard Emerging Markets Income Portfolio, the Staff notes that the portfolio has a stated policy to invest, under normal circumstances, at least 80% of its assets in currencies, debt securities, derivative instruments and other investments that are economically tied to emerging market countries (emphasis added). The Staff notes that, as of December 31, 2015, approximately 74% of the portfolio's assets were invested in U.S. Treasury securities. Please supplementally explain how the portfolio's holdings of U.S. Treasury securities is consistent with its stated 80% investment policy.
Response.  Please note that the portfolio's summary prospectus states that "investments that are economically tied to emerging market countries" may include:
combinations of [currencies, debt securities, derivative instruments] that have economic characteristics similar to currencies or debt securities economically tied to emerging markets countries, such as a currency forward contract denominated in an emerging markets currency and US dollar-denominated debt security in a principal amount corresponding to the notional value of forward contracts, which together have economic characteristics similar to a debt security denominated in the emerging markets currency.
As a result, the portfolio's holdings of U.S. Treasury securities, when combined with its holdings of currency forward contracts denominated in emerging markets currencies, creates investments that are economically tied to emerging markets countries.
7.	Staff Comment. With respect to the US Small-Mid Cap Equity Portfolio of LFI and LRS, the Staff notes that the portfolios have a stated investment approach to have a "diversified portfolio of investments for the Portfolio that maintains sector and industry balance, using investment opportunities identified through bottom-up fundamental research" (emphasis added). The Staff notes that, as of December 31, 2015, the portfolios had approximately 30% of their assets invested in the financials sector, whereas, for example, they had approximately 4% of their assets invested in the energy sector. Please supplementally explain how the allocation of the portfolios' investments is consistent with its stated investment approach.
Response.  The Portfolios' investment approach is designed to be "balanced" relative to their benchmark index, the Russell 2500® Index (the "Index").  For example, as of December 31, 2015, the Index had approximately 26% in the financials sector and 3% in the energy sector (compared to 30% and 3% for the Portfolios, respectively, as stated above).
Form N-Q—Schedule of Investments
8.	Staff Comment. With respect to the Funds' Form N-Q filings for the period ended March 31, 2016, the Staff notes that the Funds did not include disclosure with respect to their fair valuation practices nor any disclosure with respect to the accounting levels (e.g., Levels 1, 2 and 3) of the Funds' portfolio holdings. The Staff believes that including such disclosure is a standard industry practice and believes such disclosures are relevant when analyzing the Funds' Schedules of Investments. Please considering including such disclosures in Form N-Q filings going forward.
Response.  Form N-Q only requires "schedules . . . as set forth in §§ 210.12-12 – 12-14 of Regulation S-X."  The instructions to Form N-Q also state the Funds should include any additional information required so that the required information is not misleading.  Fund management does not believe disclosure with respect to the Funds' fair valuation practices or disclosure with respect to the accounting levels of the Funds' portfolio holdings are required to make the schedules not misleading, particularly in light of the Funds' typically liquid investment portfolios, and is aware of other registrants that do not include such information.  In addition, the following footnote is included in the Schedule of Investments:  "Various inputs are used in determining the fair value of investments and derivative financial instruments. For information about [the Fund's] policy regarding valuation of investments and derivative financial instruments, refer to notes to the financial statements."
Form N-1A
9.	Staff Comment. The Staff notes that certain of the portfolios of LFI have a substantial portion of their assets invested in money market funds as of December 31, 2015. For example, Lazard Enhanced Opportunities Portfolio, Lazard Fundamental Long/Short Portfolio and Lazard Master Alternatives Portfolio had approximately 64%, 70% and 24%, respectively, of their assets invested in money market funds as of that date. Please review the Funds' investments in money market funds, as well as any other investment companies, and supplementally advise the Staff whether the fee and expense tables in the Funds' current prospectuses comply with Item 3 of Form N-1A, specifically whether the Funds should be disclosing "acquiring fund fees and expenses" as a result of the material investments in money market funds and whether the Funds intend to amend their current prospectuses to disclose costs associated with those investments.
Response.  Fund management reviewed all of the LFI portfolios'  investments in money market funds and other investment companies.  Lazard Enhanced Opportunities Portfolio and Lazard Fundamental Long/Short Portfolio had acquired fund fees and expenses ("AFFE") of .03% and .02%, respectively, in the fiscal year ended December 31, 2015.  The Fund will supplement its current prospectus to restate the fee tables and expense examples for these Portfolios to disclose the AFFE.  No other portfolios had acquired fund fees and expenses of greater than one basis point.  Please note that Lazard Master Alternatives Portfolio was liquidated subsequent to December 31, 2015.
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At the request of the Staff, we hereby acknowledge the following:
•	the Funds are responsible for the adequacy and accuracy of the responses in this letter;
•	Staff comments or responses to Staff comments relating to the various Commission filings do not foreclose the Commission from taking any action with respect to any such filings; and
•	a Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Christopher Snively
Name: Christopher Snively Title: Chief Financial Officer THE LAZARD FUNDS, INC. LAZARD RETIREMENT SERIES, INC. LAZARD GLOBAL TOTAL RETURN AND INCOME FUND, INC.